Filed by Nuveen Preferred & Income Opportunities Fund (Commission File No. 333-271820)

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to

Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Nuveen Preferred & Income Securities Fund (Commission File No. 811-21137)

NUVEEN PREFERRED AND INCOME FUND (JPT)

NUVEEN PREFERRED & INCOME SECURITIES FUND (JPS)

AND

NUVEEN PREFERRED & INCOME OPPORTUNITIES FUND (JPC)

(EACH, A “FUND” AND TOGETHER, THE “FUNDS”)

SUPPLEMENT DATED SEPTEMBER 6, 2023 TO THE

JOINT PROXY STATEMENT/PROSPECTUS DATED JUNE 29, 2023

The section of the Joint Proxy Statement/Prospectus entitled “Proposal No. 1—C. Information About the Mergers—Description of Common Shares to Be Issued by the Acquiring Fund; Comparison to Target Funds—Distributions on Common Shares” is hereby deleted and replaced with the following:

Each Fund seeks to pay regular monthly cash distributions to common shareholders at a level rate (stated in terms of a fixed cents per common share distribution rate) based on the projected performance of the Fund. The Acquiring Fund’s ability to maintain a level common share distribution rate will depend on a number of factors, including the costs related to the Fund’s use of leverage, if any. Distributions will be reinvested in additional common shares under the Acquiring Fund’s dividend reinvestment plan unless a common shareholder elects to receive cash.

As portfolio and market conditions change, the rate of distributions on the common shares and the Acquiring Fund’s distribution policy could change. Over time, the Acquiring Fund will distribute substantially all of its net investment income (after it pays accrued interest on any outstanding leverage). In addition, at least annually, the Acquiring Fund intends to distribute net capital gain and taxable ordinary income, if any, to common shareholders so long as the net capital gain and taxable ordinary income are not necessary to pay accrued interest on the Fund’s outstanding leverage. To the extent that the total return of the Acquiring Fund’s overall strategy exceeds the distribution rate for an extended period, the Fund may be in a position to increase the distribution rate or distribute supplemental amounts to shareholders.

It is possible that a portion of the Acquiring Fund’s distributions could represent a return of capital. For federal income tax purposes, a return of capital would reduce a common shareholder’s adjusted tax basis in his or her common shares, with any amount distributed in excess of basis treated as capital gain. A reduction in tax basis could result in a greater amount of gain or a smaller amount of loss when a common shareholder sells such common shares. It is possible that a return of capital, by reducing basis, could cause a common shareholder to pay a tax with respect to common shares that are sold for an amount less than the price originally paid for them. See “Additional Information About the Acquiring Fund—Federal Income Tax Matters Associated with Investment in the Acquiring Fund” below.

As explained more fully under “Additional Information About the Acquiring Fund—Federal Income Tax Matters Associated with Investment in the Acquiring Fund” below and “Federal Income Tax Matters” in the Merger SAI, at least annually, the Acquiring Fund may elect to retain rather than distribute all or a portion of any net capital gain (which is the excess of net long-term capital gain over net short-term capital loss) otherwise applicable to common shareholders and pay U.S. federal income tax on the retained gain. As provided under U.S. federal income tax law, if the Acquiring Fund elects to report such retained gain as undistributed capital gain, common shareholders of record as of the end of the Fund’s taxable year will include their attributable share of the retained net capital gain in their income for the year as long-term capital gain (regardless of their holding period in the common shares), and will be entitled to a U.S. federal income tax credit for the U.S. federal income tax deemed paid on their behalf by the Fund. Under the Acquiring Fund’s distribution policy (but not for U.S. federal income tax purposes), the Fund may treat the cash value of tax credit amounts in connection with retained capital gains as a substitute for equivalent cash distributions.

The Acquiring Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time and may do so without prior notice to common shareholders, upon a determination by the Fund’s Board that such change is in the best interests of the Fund and its common shareholders.

So long as preferred shares are outstanding, the Acquiring Fund may not declare a dividend or distribution to common shareholders (other than a dividend in common shares of the Fund) or purchase outstanding common shares unless all accumulated dividends on preferred shares have been paid and unless the asset coverage, as defined in the 1940 Act, with respect to its preferred shares at the time of the declaration of such dividend or distribution or at the time of such purchase would be at least 200% after giving effect to the dividend or distribution or purchase price. In addition, the Acquiring Fund may not declare or make payment of a dividend or distribution to common shareholders (other than a dividend in common shares of the Fund) or purchase outstanding common shares unless, at the time of the declaration or making of such dividend or distribution or at the time of such purchase, the Acquiring Fund is in compliance with certain asset coverage requirements, and no event of default exists or would occur, under the Credit Facilities.

PLEASE KEEP THIS WITH THE

JOINT PROXY STATEMENT/PROSPECTUS

FOR FUTURE REFERENCE

2